EXHIBIT 4.32

9th February 2016

Personal and Private Mr Ian McHoul [Address]

Dear Ian

I am pleased to confirm the remuneration arrangements that will apply during your temporary appointment as Acting CEO.

You will receive a supplementary salary payment of £20,000 for each month or part month that you undertake the role. This will be paid with your normal salary from February onwards with back payment for the month of January and will cease once the new CEO has started at which stage you will revert to your current salary as CFO of £530,000 per annum.

For the period when this supplement is payable, this will also be reflected in your pension allowance of 20% of base salary so that will also increase by £4,000 per month or part-month.

For 2016, your Annual Bonus maximum opportunity will be based pro rata on 150% of salary including the supplementary payment for the period as Acting CEO and 125% of normal salary for the period after you revert to the CFO position.

Your 2016 LTI award will be confirmed in due course but it is intended that this will have a face value at the time of award of £1,325,000 i.e. 250% of your ongoing CFO salary.

Your other benefits and allowances will continue as at present as will the other terms of your employment agreement dated 2 July 2008.

Yours sincerely

/s/ Signed for John Connolly
Chairman